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Black-owned
Dick & Jane's BarRoom

Bar and Restuarant

300 Malcolm X Blvd
Brooklyn, NY 11233
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Dick & Jane's BarRoom previously received $92,400 of investment through Mainvest.
Profile
Data Room
Updates 12
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $40,000 invested.
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THE PITCH
Dick & Jane's BarRoom is seeking investment to open second location.
Lease SecuredAdding A Location
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OUR STORY

We set out ten years ago to open a business in our neighborhood. With no real bar experience we opened Dick & Jane's Bar in Fort Greene in 2011. We became such a hit that we decided to open a second bar called Baby Jane. We've now launched our third location Dick & Jane's BarRoom!

Consistency in staff, allowing for a quality product year over year.
Early to market in key emerging locations. Providing favorable rents.
Involving the community we serve in everything we do!
Locating underserved neighborhoods
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Previous
Next
2011
Opened Dick and Jane's Bar in Fort Greene, Brooklyn
2016
Opened Baby Jane's Bar in Clinton Hill, Brooklyn
2021
Began buildout of our second Dick and Jane's Bar
AUGUST 2021
Capital Raise

Successfully raised $90,000 with Mainvest

AUGUST 2022
Opened

Launched Dick & Jane's BarRoom in Bed-Stuy

OCTOBER 2022
Capital Raise

Raising funds for growth and new projects

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LOCATION

We are a cocktail bar and restaurant serving the Bed-Stuy community. Our focus is to provide an elevated dining experience to our neighbors.

Bedstuy is a thriving community with immense potential.
The corner space allows for extra outdoor and roadway seating.
More customers are looking for restaurants and locations to dine in their communities
PRESS
Dick & Jane's

A speakeasy-style bar in Fort Greene with all the good vibes and none of the associated hassle—no bouncers, no passwords, and no ultra-expensive drinks.

Baby Jane — Black-Owned Brooklyn

Happy New Year, BOB Massive! It's not too late for one more toast to 2019, and we recommend raising your glass at Baby Jane. Sapphira Molina-Hill opened the Clinton Hill cocktail bar with co-owner...

Bars we love: Have fun with cocktails at Dick & Jane's!

Duck into Fort Greene's neighborhood speakeasy Dick and Jane's for a refreshing cocktail after a day in the sun.

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THE TEAM
Treis Hill
Managing Partner

I have lead teams in fashion and retail for over 18 years. Opening retail locations across the country and Japan. My experience at retail has helped me understand the importances of reacting quickly to customers and the ever changing environment of a bar and restaurant.

Sapphira Molina-Hill
Managing Partner

I have been in marketing and promotions my entire career. 6 years ago took a leap of faith and decided to work for myself. I opened our second bar, Baby Jane in 2015. With my background in marketing and promotions, I'm able to bring creative strategies to our businesses.

Shamah Devonish
Lead Bartender / Partner

I'm a fanatic for tastes, flavors and smells. Ultimately we are a bar and providing our customers the best cocktails is what allows people to keep coming back. My passion is bringing joy to our customers faces and seeing them return for another amazing cocktail!

Sebastien Chaoui
Executive Chef

Sebastien moved form France more than 18 years ago. He's cooked for the president of France and now enjoys the privilege of cooking for his neighbors in Bed-Stuy.

Updates
Investor Exclusive
SEPTEMBER 14TH, 2022
BarRoom Launch

Investors,

We have officially launched Dick & Jane's BarRoom in Bed-Stuy. Grossing $70,000 for the month of August, with a limited schedule. We are quickly learning and adjusting to the market and to customers. Initially the food concept was small bar bites with only 4 mains. But we have quickly learned that our customers want more dining options. Thus, we have grown our main dish options to include NY Steak, Pork Chop and a Pesto Pasta dish. Additionally, in order to keep up with the pace and provide cocktails to customers with better efficiency. We have decided to revamp our cocktail menu. We will be rolling out a new cocktail menu and program beginning the first week of October. Shortly after we will be rolling out a weekend brunch menu as well. There are still design and build items we are working on around the bar/restaurant which is exciting. We've set small tables outside and are investing in our outdoor patio area to provide lighting and seating to customers dining outdoors.

Investor Exclusive
APRIL 10TH, 2022
April 10th Update

Spring is upon us and we are just about ready to open finally. We are waiting sign off on our construction project. Our GM Virgine Guebie (former Dumbo House, Balthazar) has joined our team and is beginning to interview staff for positions and rolls. Our kitchen is complete and our Chef Sebastien has set the menu! If all things go as planned we will be looking to open Mid May.

Investor Exclusive
FEBRUARY 2ND, 2022
Back Bar & Counter Top

The Back Bar and Countertop have been installed. We are well on our way. Refrigeration and cooking equipment delivers this month. And our open target is March.

Investor Exclusive
JANUARY 9TH, 2022
January 2022 Update

Dick & Jane's, The Bar Room is very near to completion. The kitchen is done and we hope to have the construction crew out in 3 weeks so we can begin detailing, painting and installation of fixtures. Etc. We are still awaiting our liquor license. However, The state is implementing a temporary license option, which takes 2-4 weeks. We will be speaking with our lawyer this week to determine our options here. Our target to open for investors, friends & family is March.

OCTOBER 29TH, 2021
PERMIT RECEIVED

We've received our permit from the Brooklyn DOB.

Investor Exclusive
OCTOBER 20TH, 2021
Plans Approved

Good News! Our plans have been approved by the Brooklyn DOB. We are cleared to move forward with next steps and receive our permits to begin building. DOB has been back logged with covid restrictions. We anticipate receiving our permit within 5-10 business days.

AUGUST 16TH, 2021
Final Day

Only 15 hours left in our raise!! This is your last chance to invest in Dick and Jane's Tavern

AUGUST 11TH, 2021
5 Days Remaining

Only 5 days remaining! Bar sales have increased 2-3X due to roadside cafes, and Bedstuy needs a good bar. If you haven't invested and are considering, feel free to ask us any questions.

AUGUST 6TH, 2021
10 Days Left !!!

There are only 10 days left in our campaign! Let's finish strong. If you've already invested, thank you so much. Please share with your friends and family and let's see how close we can get to maxing out at $107K! If you haven't invested yet, feel free to reach out with any questions you may have and I'll answer them to the best of my ability

JULY 28TH, 2021
Floor Plan Update

We are excited to announce, will be breaking ground August 9th. Filing our job with the city and our floor plan is more or less now final. Our Liquor license process is complete and under review with the SLA. We are under way and things are moving according to schedule.

Our kitchen will be built out as a chef's table, so customers will have the ability to experience tastings and private dinners on a more personal level.

Each of our tables in the bar will feel private and yet a very relaxed experience.

JULY 6TH, 2021
Bar Rendering

We are currently mocking up a few renderings of the bar, but we wanted to share an early rendering and initial concept of the space. It's not yet final, but does provide some initial direction.

JUNE 28TH, 2021
Architecht Sign Off

Nearly $10,000 raised in 10 days! Thank You for the support and confidence. We met with our architect today, putting our final plans in motion. We'll look to file plans and pull permits in 2 weeks and then construction will be under way. We are super excited and on schedule to open this Fall.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout for Outdoor Patio, Awning Install, Ice Machine $29,000
Planning for Cocktail to Go Program $20,937
Cocktail Consultants, Website Consultants $20,000
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,300,000 $1,800,000 $1,926,000 $2,022,300 $2,082,969
Cost of Goods Sold $440,000 $609,230 $651,876 $684,469 $705,003
Gross Profit $860,000 $1,190,770 $1,274,124 $1,337,831 $1,377,966

EXPENSES

Rent $70,200 $71,955 $73,753 $75,596 $77,485
Utilities $16,800 $17,220 $17,650 $18,091 $18,543
Salaries $360,000 $498,461 $533,353 $560,020 $576,820
Insurance $29,000 $31,000 $35,000 $35,000 $36,000
Equipment Lease $6,000 $6,150 $6,303 $6,460 $6,621
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $7,500 $10,000 $20,000 $14,000 $20,000
Operating Profit $360,500 $545,734 $577,559 $617,896 $631,460
This information is provided by Dick & Jane's BarRoom. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends November 28th, 2022
Summary of Terms
Legal Business Name Malcolm X Brothers
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-1.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition

Dick and Jane's previously raised a regulation crowdfunding round of debt security, structured as a revenue share, via Mainvest.

The capital raised through Mainvest will make up the entirety of the Dick & Jane's Bar's fundraising. However, Dick & Jane's Bar may require additional funds from alternate sources at a later date.

Risk Factors

h5>You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Dick & Jane's Bar to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dick & Jane's Bar operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dick & Jane's Bar competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dick & Jane's Bar's core business or the inability to compete successfully against the with other competitors could negatively affect Dick & Jane's Bar's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dick & Jane's Bar's management or vote on and/or influence any managerial decisions regarding Dick & Jane's Bar. Furthermore, if the founders or other key personnel of Dick & Jane's Bar were to leave Dick & Jane's Bar or become unable to work, Dick & Jane's Bar (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dick & Jane's Bar and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dick & Jane's Bar is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dick & Jane's Bar might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dick & Jane's Bar is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dick & Jane's Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dick & Jane's Bar's financial performance or ability to continue to operate. In the event Dick &

Jane's Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dick & Jane's Bar nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dick & Jane's Bar will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dick & Jane's Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dick & Jane's Bar will carry some insurance, Dick & Jane's Bar may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dick & Jane's Bar could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dick & Jane's Bar's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dick & Jane's Bar's management will coincide: you both want Dick & Jane's Bar to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dick & Jane's Bar to act conservative to make sure they are best equipped to repay the Note obligations, while Dick & Jane's Bar might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dick & Jane's Bar needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dick & Jane's Bar or management), which is responsible for monitoring Dick & Jane's Bar's compliance with the law. Dick & Jane's Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dick & Jane's Bar is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dick & Jane's Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dick & Jane's Bar, and the revenue of Dick & Jane's Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dick & Jane's Bar to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dick & Jane's BarRoom. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Eric S. New York, NY 16 days ago

Love the sept 14 update! Looks like things are off to a great start

Reply
Treis H. 16 days ago Dick & Jane's BarRoom Entrepreneur

It's going well, minus the flood that happened Monday night due to the rain. :)

Reply
Treis H. about 2 months ago Dick & Jane's BarRoom Entrepreneur

We've begun our soft opening launch. We are accepting reservations at the new location. And should be fully open August 9th.

Reply
Chris K. Centerton, AR about 2 months ago

Hello, can we get an update? Your last comment suggested an May 9th opening. How's that going? With thanks, Chris K.

Reply
Treis H. 6 months ago Dick & Jane's BarRoom Entrepreneur

We are targeting the week of May 9th. Waiting for all permits to close.

Reply

Eric S. New York, NY 3 months ago

is it open yet?

Reply

Chris K. Centerton, AR 3 months ago

Doesn't look like it according to their website.

Reply

Eric S. New York, NY 6 months ago

when is opening date?

Reply

Treis H. 6 months ago Dick & Jane's BarRoom Entrepreneur

We are targeting the week of May 9th. Waiting for all permits to close.

Reply

Eric S. New York, NY 2 months ago

well, it's july 26. when is the revised opening date?

Reply

Treis H. 2 months ago Dick & Jane's BarRoom Entrepreneur

Eric - August 9th

Reply

Treis H. 12 months ago Dick & Jane's BarRoom Entrepreneur

Chris, Absolutely - The DOB in New York has been slow and we've yet to secure our permits to build. Our expeditor believes we are a week away from receiving our permits. Which will allow us to finally begin construction. We anticipate 45 days to finish our build. Early on (June) we filed for our SLA application (lead time for the liquor license has been 4-6months). It's our hope we receive word on the liquor license in November and this timing would align perfectly for us to open in late November / December. We have begun tastings with our chef, and our new cocktail menus as we wait.

Reply

Chris K. Centerton, AR 12 months ago

Any updates you can provide to us?

Reply

Tiarnan O. Phoenix, AZ about 1 year ago

I invested because the neighborhood will be better having another good bar

Reply

Jessica H. Brooklyn, NY about 1 year ago

I invested because I believe in this restaurant and I want to support local businesses

Joshua J. Brooklyn, NY about 1 year ago

Excited to see how it turns out

James S. Concord, NH about 1 year ago

Invested. Looking forward to watching the progress. Cheers!

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Thank you James !!

Elsie R. Staten Island, NY about 1 year ago

Happy to invest with great people, can't wait for the opening!

Michael G. Brooklyn, NY about 1 year ago

I'm very excited to invest in your business, but I can't help but not understand why you are willing to be an extremely high interest rate. If someone invest $100, they can get back a hundred and sixty. Banks are not always easy to deal with, but that rate is high.

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Fair question. But Mainvest for us was a way to allow our community to invest with us. We've been in business 10 years and can't stress how important community is. That $100 investment with $60 interest (over 5 years) is more than worth it to us. To be able to share in our hard work and give a little to those that support us. Broken down that $160 is 32/ year and $8 a quarter. Having 58 investors that are helping to ensure we succeed is far better than any bank.

Christopher L. Bloomfield, NJ about 1 year ago

I lived near both of the Dick and Jane locations for over 5 years. They gave me a lot of good times. Happy to invest in such great people.

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Chris! Thank you we are excited to bring our experience and passion to Bedstuy. Thank you for your support and investment

Manuel B. about 1 year ago

I loved Casablanca! Sad to see it go, but happy to see life coming back! Wondering what the payment schedule would be? When do you project the first payment? Would it be a quarterly? Would the price point of drinks be similar to the location in Ft. Greene?

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Payments are made quarterly, and begin on our first sale. We anticipate opening in October, but when we open is really decided upon SLA and when we receive the license. And yes our cocktail prices will be $14 and we will have some $17 options as well, tap beer and a larger natural wine selection. The exciting part now is we are going to have a chef table in the kitchen where we will be able to host private events. Our Chef Sebastien is really excited about this.

Manuel B. about 1 year ago

Thanks. Will you extend the 1.8x return, or has that perk expired?

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

I will also add, we agreed with the landlords no dancing or club like atmosphere. It caused a lot of issues with tenants and neighbors. So the vibe will be much more casual and relaxed. Music yes, but playlists.

Timothy H. Atlanta, GA about 1 year ago

I invested because it's a great location with alot of history

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Timothy! Thank you! We are excited

Michael S. Brooklyn, NY about 1 year ago

I appreciated Casa Blanca. And have drank at Baby Jane. Cheers to being led by People of Color!

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Michael, Thank you for the support. Our first bar was around the corner on Adelphi St. We plan to bring very similar vibes to both locations, but now with food!

Ayush S. New York, NY about 1 year ago

This looks like a good opportunity. Could you please upload data sheets from your other two locations?

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Auysh, What details are you looking for specifically? Technically/Legally, I'm not allowed to show data sheets from other companies on this platform. But I'm happy to answer any questions

Ayush S. New York, NY about 1 year ago

Gotcha. I'd like to see what kind of revenue/profitability you've seen at your other locations. Could you please direct me to where I can find that information?

EMMA D. Brooklyn, NY about 1 year ago

I supported this to help a fellow Black owned small business succeed.

Rhian D. Lomita, CA over 1 year ago

Spread love that's the Brooklyn way!

Asiah C. Brooklyn, NY over 1 year ago

I invested because community

Treis H. over 1 year ago Dick & Jane's BarRoom Entrepreneur

Thank You! It takes a Village

Treis H. about 1 year ago Dick & Jane's BarRoom Entrepreneur

Asiah, Thank You!

LON I. Cheshire, CT over 1 year ago

hello-- with this being the 3rd location-- how much cash and equipment is being invested. The data sheets are blank

Treis H. over 1 year ago Dick & Jane's BarRoom Entrepreneur

We will upload data sheets. However, this is our first location where food and kitchen will be involved. We have budgeted $50,000 for the kitchen. And we estimate the overall project will be $250,000 to complete

Ayush S. New York, NY over 1 year ago

Seconded. Please upload data sheets. Thanks!

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